

BIBLE SMUGGLERS

The most illegal smuggling job in history,
for all the right reasons

1 crew - 1 night - 1 delivery - 1 million Bibes

The true story of hardened boat captain Bill Tinsley, who has to lead a crew of rookie sailors across the sea to smuggle 1 million Bibles into communist China in 1981.

Completed Assets:
- Script
- Budget
- Schedule
- Marketing Plan
www.BibleSmugglersMovie.com





THE FIRST SMUGGLING MISSION

TRAIN TO GUANGZHOU - PAST CUSTOMS





232 x 1 TON PACKAGES



THE ROOKIE CREW



Bill and Lil Tinsley



PULLING THE BARGE INTO CHINA

A GRITTY, FUN, ACTION ADEVENTURE, HEIST, SPY FILM, LIKE ARGO AND OCEANS 11.

A STORY OF FREEDOM

The main Chinese characters are a couple of brave women, Mei-Ling and Lili, who struggle for the freedom to read the books they want, the freedom to think the way they want and the freedom to help the millions of people they lead.



MEHLING

LILI



FINAL DELIVERY



BIBLES THROWN INTO THE SEA



FAILURE OR SUCCESS?

BIBLES THROWN INTO THE SEA